May 8, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Irene Barberena-Meissner

RE:	Navios Maritime Partners L.P.
Registration Statement on Form F-3
Filed April 30, 2020
File No. 333-237934

Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Navios Maritime Partners L.P. (the “Registrant”) hereby respectfully requests acceleration of the effective date of its Registration Statement on Form F-3 (File No. 333-237934) (the “Registration Statement”), so that it may become effective at 4:30 p.m. (Eastern Time) on Tuesday, May 12, 2020, or as soon thereafter as practicable.

Please contact Todd Mason of Thompson Hine LLP at (212) 908-3946 with any comments or questions regarding the Registration Statement, this letter or related matters.

Very truly yours,

Navios Maritime Partners L.P.

By:	/s/ Efstratios Desypris
Efstratios Desypris
Chief Financial Officer